QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Manhattan Bagel Company, Inc.	New Jersey
Chesapeake Bagel Franchise Corp.	New Jersey
Einstein and Noah Corp.	Delaware
Einstein/Noah Bagel Partners, Inc.	California
I. & J. Bagel, Inc.	California

QuickLinks

Subsidiaries of the Registrant